First Busey Corporation

100 W. University Ave.
Champaign, IL 61820
Phone 217.365.4120
WWW.BUSEY.COM

January 13, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:      Mr. Marc Thomas

Re:	First Busey Corporation
Form 10-K for Fiscal Period Ended December 31, 2012
Filed March 14, 2013
Definitive Proxy 14A
Filed April 17, 2013
File No. 000-15950

Dear Mr. Thomas:

We are in receipt of your letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 31, 2013 (the “Comment Letter”), to Mr. David B. White, former Chief Financial Officer of First Busey Corporation (the “Company”), with respect to the above-referenced filings of the Company, and hereby submit the following responses to the comments contained in such Comment Letter.  For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in bold italics followed by the Company’s responses.

Form 10-K for Fiscal Period Ended December 31, 2012

Signatures, page 63

1.           We note that the Chief Financial Officer and Principal Accounting Officer, Mr. White, has signed the 10-K on behalf of the Company but has not signed in his capacity as CFO/PAO.  In future filings, Mr. White must sign on his own behalf.  Please confirm that you will comply with this comment in all future filings.

The Company undertakes to ensure that its Chief Financial Officer will sign future periodic reports on his own behalf in his capacity as principal financial officer and principal accounting officer of the Company.

Mr. Marc Thomas
U.S. Securities and Exchange Commission
January 13, 2014

Notes to Consolidated Financial Statements

Note 3. Securities, page 85

2.           You have investments of over $280 million in state and political subdivisions that comprise 68.6% of your shareholders’ equity at December 31, 2012.  Please provide us proposed revised disclosure to be included in future periodic reports that:

●	discloses the amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision;

●	discloses the nature and primary revenue sources for your special revenue bonds;

●	discloses any concentrations in state, municipal and political subdivision bonds;

●
discloses your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis. Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different than your internal analysis, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

In response to the Staff’s comment, the Company undertakes to revise the disclosure in its future filings as requested.  Set forth below is proposed disclosure pertaining to the Company’s municipal security portfolio as of December 31, 2012, which the Company will update as applicable in future filings:

“As of December 31, 2012, the Company’s U.S. municipal security portfolio was comprised of $228.6 million of general obligation and $51.7 million of revenue bonds issued by 276 issuers, primarily consisting of states, counties, cities, towns, villages and school districts.  The Company holds investments in general obligation bonds in twenty-five states (including the District of Columbia), including five states in which the aggregate fair value exceeds $5.0 million.  The Company holds investments in revenue bonds in twenty-three states, including two states where the aggregate fair value exceeds $5.0 million.  The amortized cost and fair value of the Company’s portfolio of general obligation bonds and revenue bonds are summarized in the following tables by the issuers’ state:

Mr. Marc Thomas
U.S. Securities and Exchange Commission
January 13, 2014

12/31/2012
(Dollars in thousands)
U.S. State	# of Issuers	Average Exposure per Issuer (Fair Value)	Amortized Cost	Fair Value
Illinois	97	$1,008	$ 94,614	$ 97,812
Wisconsin	42	$1,114	$ 46,286	$ 46,794
Michigan	35	$ 949	$ 32,572	$ 33,200
Pennsylvania	9	$1,332	$ 11,926	$ 11,987
Ohio	11	$ 900	$ 9,871	$ 9,905
Other	33	$ 876	$ 27,741	$ 28,909
Total General Obligations Bonds	227	$1,007	$223,010	$228,606

The general obligation bonds are diversified across many issuers, with $5.2 million being the largest exposure to a single issuer.  Accordingly, as of December 31, 2012, the Company did not hold general obligation bonds of any single issuer, the aggregate book or market value of which exceeded 10% of the Company’s stockholders’ equity. Of the general obligation bonds in the Company’s portfolio, 94.3% have been rated by at least one nationally recognized statistical rating organization, 5.6% are unrated and 0.1% are insured by a below-investment-grade insurer without an underlying rating.

12/31/2012
(Dollars in thousands)
U.S. State	# of Issuers	Average Exposure per Issuer (Fair Value)	Amortized Cost	Fair Value
Illinois	4	$1,961	$ 7,832	$ 7,842
Indiana	11	$ 853	$ 9,339	$ 9,378
Other	34	$1,014	$34,169	$34,461
Total Revenue Bonds	49	$1,055	$51,339	$51,681

The revenue bonds are diversified across many issuers and revenue sources with $3.5 million being the largest exposure to a single issuer.  Accordingly, as of December 31, 2012, the Company did not hold revenue bonds of any single issuer, the aggregate book or market value of which exceeded 10% of the Company’s stockholders’ equity.  All of the revenue bonds in the Company’s portfolio have been rated by at least one nationally recognized statistical rating organization.  Some of the primary types of revenue bonds owned in the Company’s portfolio include: primary education or government building lease rentals secured by ad valorem taxes, utility systems secured by utility system net revenues, housing authorities secured by mortgage loans or principal receipts on mortgage loans, secondary education secured by student fees/tuitions, contracts subject to annual state appropriation, and pooled issuances (i.e. bond bank) consisting of multiple underlying municipal obligors.

Mr. Marc Thomas
U.S. Securities and Exchange Commission
January 13, 2014

          Substantially all of the Company’s municipal securities are owned by Busey Bank, whose investment policy requires that municipal securities purchased be investment grade.  Busey Bank’s investment policy also limits the amount of rated municipal securities to an aggregate 100% of the Bank’s Total Risk Based Capital at the time of purchase and an aggregate 15% of Total Risk Based Capital for unrated municipal securities issued by municipalities having taxing authority or located in counties/MSAs in which an office of the Bank is located.  The investment policy states fixed income investments that are not OCC Type 1 securities (U.S. Treasuries, agencies, municipal government general obligation and for well-capitalized institutions, most municipal revenue bonds), should be analyzed prior to acquisition to determine that (1) the security has low risk of default by the obligor, and (2) the full and timely repayment of principal and interest is expected over the expected life of the investment.  All securities in the Bank’s municipal securities portfolio are subject to such review.  Factors that may be considered as part of ongoing monitoring of municipal securities include credit rating changes by nationally recognized statistical rating organizations, market valuations,  third-party municipal credit analysis, which may include indicative information regarding the issuer’s capacity to pay, market and economic data and such other factors as are available and relevant to the security or the issuer such as its budgetary position and sources, strength and stability of taxes and/or other revenue.

As of December 31, 2012, the Company’s regular monitoring of its municipal portfolio has not uncovered any facts or circumstances resulting in significantly different credit ratings than those assigned by a nationally recognized statistical rating organization.”

Definitive 14A filed April 17, 2013

Certain Relationships and Related-Person Transactions, page 36

3.           We note your disclosure on page 36 of your proxy regarding transactions with insiders.  In future filings, please remove the language that indicates this statement is an opinion of management.  In addition, please clarify that the terms are made on terms prevailing at the time for comparable transactions with other persons not related to the Company.

In response to the Staff’s comment, the Company undertakes to revise the disclosure in its future filings to remove the specified qualifying language and to clarify that all loans, commitments to loan, transaction in repurchase agreements, certificates of deposit and depository relationships between the Company or its subsidiaries and the directors and executive officers of the Company are made on terms prevailing at the time for comparable transactions with other persons not related to the Company.  Set forth below is a revised version of the disclosure contained under the heading “Certain Relationships and Related-Person Transactions” in the Company’s definitive proxy statement filed with the Commission on April 17, 2013, marked to highlight the proposed changes to the disclosure in future filings:

Mr. Marc Thomas
U.S. Securities and Exchange Commission
January 13, 2014

“Our directors and executive officers and their associates were customers of, and had transactions with, First Busey and our subsidiaries, including Busey Bank, in the ordinary course of business during 2012.  Additional transactions may be expected to take place in the future.  ~~In the opinion of management, all~~ All outstanding loans, commitments to loan, transaction in repurchase agreements, certificates of deposit and depository relationships, were in the ordinary course of business and were made on substantially the same terms, including interest rates, collateral and repayment terms on the extension of credit, as those prevailing at the time for comparable transactions with other persons not related to First Busey and did not involve more than the normal risk of collectability or present unfavorable features.  All such loans are approved by Busey Bank’s board of directors in accordance with bank regulatory requirements.  Additionally, the Audit Committee considers other nonlending transactions between a director and First Busey or its subsidiaries to ensure that such transactions do not affect a director’s independence.”

*     *     *

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes the foregoing provides a complete response to the Comment Letter.  Please contact me if you have any questions or require any additional information.

                            Very truly yours,

                            /s/ ROBIN N. ELLIOTT
                            Robin N. Elliott
                            Chief Financial Officer